Filed pursuant to Rule 433
Registration Statement Nos. 333-159335 and
333-159335-01
September 25, 2009
Final Term Sheet
TOTAL CAPITAL
(A wholly-owned subsidiary of TOTAL S.A.)
$1,000,000,000 3.125% Guaranteed Notes Due 2015
Guaranteed on an unsecured, unsubordinated basis by
TOTAL S.A.

Issuer	Total Capital

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes.

Title	3.125% Guaranteed Notes due 2015

Total initial principal amount being issued	$1,000,000,000

Issue Price	99.561%

Pricing date	September 25, 2009

Expected settlement date	October 2, 2009 (T+5)

Maturity date	October 2, 2015, unless earlier redeemed

Optional redemption terms	Make-whole call at Treasury Rate plus 15 basis points

Tax call

Interest rate	3.125% per annum

Benchmark Treasury	2.375% due August 2014

Benchmark Treasury Price	100-7 1/4

Benchmark Treasury Yield	2.326%

Spread to Benchmark Treasury	88bps

Yield to Maturity	3.206%

Date interest starts accruing	October 2, 2009

Interest due dates	Each April 2 and October 2

First interest due date	April 2, 2010

Regular record dates for interest	Each March 18 and September 17

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$1,000 and increments of $1,000

Expected ratings of the notes	Moody’s: Aa1/Stable Standard & Poor’s: AA/Negative

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the Total Capital and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP/ ISIN	89152U AA0/ US89152UAA07

Selling restrictions	European Economic Area, France, UK

Managers	Banc of America Securities LLC Deutsche Bank Securities Inc.

Billing and delivery	Banc of America Securities LLC
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free BofA Merrill Lynch at +1-800-294-1322 or Deutsche Bank Securities at +1-800-503-4611.